23 May 2016

ISSUED ON BEHALF OF RELX PLC AND RELX NV

Transactions in own shares

RELX PLC announces that today, it purchased (through UBS Limited) 204,900 RELX PLC ordinary shares at a price of 1234.8645p per share. The purchased shares will be held as treasury shares. Following the above purchase, RELX PLC holds 81,552,180 ordinary shares in treasury, and has 1,095,324,107 ordinary shares in issue (excluding treasury shares). Since 4 January 2016 RELX PLC has purchased 17,672,400 shares.

RELX NV announces that today, it purchased (through UBS Limited) 182,400 RELX NV ordinary shares at a price of €15.1573 per share. The purchased shares will be held as treasury shares. Following the above purchase, RELX NV holds 72,988,094 ordinary shares in treasury, and has 976,108,153 ordinary shares in issue (excluding treasury shares). Since 4 January 2016 RELX NV has purchased 15,874,700 shares.